Mail Stop 4561

September 28, 2007

Mr. John J. Moran
Executive Vice President,
Chief Financial Officer and Director
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

> **RE:** **Nexity Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-K/A and Form 10-Q/A filed September 17, 2007**
> **Form 10K/A filed September 26, 2007**
> **File No. 000-51273**

Dear Mr. Moran:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant